FOR IMMEDIATE RELEASE

ChemGenex Announces Initiation of Second Phase 2/3 Clinical Trial for Ceflatonin® in CML

MELBOURNE, Australia, and MENLO PARK, California, U.S.A. (April 4, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that it has treated the first patient in a new phase 2/3 clinical study (CML-203) designed to evaluate the efficacy of Ceflatonin® (homoharringtonine or HHT) in patients with chronic myeloid leukemia (CML) who have failed or were intolerant to treatment with two or more prior tyrosine kinase inhibitors (TKIs). The new study is designed to complement the ongoing registration-directed clinical trial in CML patients with the T315I point mutation and will recruit CML patients from chronic, accelerated and blast-phase disease states.

CML patients routinely receive treatment with imatinib mesylate (Gleevec®) and dasatinib (Sprycel®), TKIs that are approved in both the United States and Europe. In addition, other TKIs are available as experimental therapies. Patients who are resistant or intolerant to the approved TKIs have limited treatment options. The CML-203 study is designed to evaluate whether Ceflatonin can provide clinical benefit to such patients.

The first patient was enrolled into CML-203 at the MD Anderson Cancer Center in Houston, Texas, and ChemGenex is expanding the study to an estimated 15 centers through the United States and Europe. It is anticipated that 50-75 patients will be enrolled into CML-203, and that initial data from the study will become available in the first half of calendar year 2008. The primary endpoint for the study will be hematologic response rate, and the cytogenetic response rate will be one of the secondary endpoints assessed.

“Initiation of the CML-203 study represents the achievement of another important milestone for ChemGenex,” said Greg Collier, Ph.D., ChemGenex’s Managing Director and Chief Executive Officer. “This is a companion study to our ongoing CML-202 study, which will form the basis of our initial new drug application (NDA). CML-203 should provide the basis for filing a supplementary NDA, thereby expanding the potential market for the drug.”

Clinical Trial Details

CML-203 is a multi-national open-label study which has opened initially at the MD Anderson Cancer Center in Houston, Texas. The trial will expand to approximately 14 additional centers in both the United States and Europe.

In the remission induction phase of treatment, patients will receive 1.25 mg/m2 HHT by subcutaneous injection two times a day for 14 consecutive days, with cycles repeated every 28 days. In the remission maintenance phase, patients will receive 1.25 mg/m2 HHT by subcutaneous injection two times a day for 7 consecutive days, with cycles repeated every 28 days. Patients will be stratified according to stage of disease, i.e. chronic phase (CP), accelerated phase (AP), or blast phase (BP) CML. The study will be conducted in two stages, using a Simon two-stage study design for each patient subpopulation. During the first stage, 13 evaluable patients from each patient subpopulation (CP, AP, BP CML) will be enrolled. If one or more responses are seen during the first stage of a subpopulation, another 12 evaluable patients from that subpopulation will be enrolled in the second stage. It is anticipated that a maximum of 75 patients will be enrolled into the study, if all three subpopulations proceed to the second stage. The primary and secondary endpoints are hematologic and cytogenetic response rates, respectively.

About Ceflatonin

Ceflatonin (HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). In phase 2 studies, Ceflatonin has demonstrated clinical activity in patients with CML, both as a single agent and in combination with other chemotherapeutic drugs. ChemGenex is developing Ceflatonin for the treatment of CML, and pilot studies are underway in myelodysplastic syndrome (MDS) and in acute myeloid leukemia (AML).

Ceflatonin has a different mechanism of action than tyrosine kinase inhibitors (TKIs), and ongoing clinical studies seek to determine:

1.           Efficacy in treatment of CML patients who have developed resistance to TKI therapy due to development of the T315I bcr-abl kinase domain point mutation. The T315I bcr-abl mutation, which develops in some CML patients treated with TKIs, is associated with resistance to Gleevec and Sprycel;

2.           Efficacy in CML patients who have failed therapy with or are intolerant to two TKIs, e.g., Gleevec and Sprycel and;

3.           Efficacy as combination therapy with Gleevec, for the treatment of residual disease and to prolong Gleevec sensitivity in CML patients who have developed resistance to Gleevec.

Ceflatonin is not approved by the FDA as a treatment in any indication and is currently being evaluated in clinical trials for efficacy and safety for future regulatory applications.

About Chronic Myeloid Leukemia

Chronic myeloid leukemia (CML) is a cancer of the blood cells caused in the majority of cases by an acquired genetic defect called the bcr-abl mutation. This defect occurs when genetic material from two chromosomes (9 and 22) swaps places, creating the so-called Philadelphia chromosome. The bcr-abl mutation interferes with normal cell replication processes, leading to an abnormal proliferation of white blood cells.

CML usually occurs in adults and typically progresses through three phases. Patients generally are diagnosed in ‘chronic phase’, progress through ‘accelerated phase’ and then may die if the disease progresses to ‘blast phase’. CML incidence is relatively consistent, occurring at about 1 to 2 per 100,000 people, and the global CML market for therapeutics is significant.

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trademark of Novartis AG.

Sprycel® is a registered trademark of the Bristol-Myers Squibb Company.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes and obesity. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes and obesity programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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